Exhibit 99.6

Declaration of acceptance and power of attorney for account holders (U.S. Version)	Public exchange offer, UBS Group AG, Zurich, for all registered shares held publicly by UBS AG, Zurich and Basel

To the Bank	Please enter the following information:

Last name / first name	Tel: (private)

Address:	Tel: (business)

ZIP/city:

As the legal holder located in the United States of              registered share(s) of UBS AG (“UBS”), each with a nominal value of CHF 0.10 (“UBS shares”), I/we hereby accept the public exchange offer by UBS Group AG (“UBS Group) of September 29, 2014, (the “exchange offer”) for the above number of UBS shares in accordance with the terms and conditions of the exchange offer/prospectus as defined in the U.S. exchange offer/prospectus of October 14, 2014 (“U.S. offer prospectus”). For each tendered UBS share I/we will receive 1 registered share in UBS Group with a nominal value of CHF 0.10 (“UBS Group share”).

Power of attorney, instruction

I/we hereby authorize UBS as fiduciary (the “fiduciary”) to accept as fiduciary my/our tendered UBS shares with the right of substitution in the capital increase by UBS group for the purpose of issuing new UBS Group shares and to undertake all necessary or appropriate measures in this connection, including instructions. I/we agree that the fiduciary agent will bring in and transfer my/our tendered UBS shares in my/our name and for my/our account to UBS Group as a contribution in kind in consideration for the share capital of UBS Group within the framework of a capital increase through contributions and in return will subscribe in my/our name and for my/our account *) the number of new UBS Group shares due to me/us in accordance with the terms and conditions of the exchange offer and transfer these to us and will apply for registration in the UBS Group share register (with voting right if applicable) as currently entered in the UBS share register. Delivery of the new UBS Group shares to my securities (custody) account will probably take place on November 19, 2014, for UBS shares tendered during the initial acceptance period and probably on December 9, 2014, for UBS shares tendered during the additional acceptance period. In case of an extension of the initial acceptance period the delivery dates will be modified accordingly.

For the details of the exchange offer, see the U.S. offer prospectus of October 14, 2014.

The exchange must be cleared through the following securities (custody) account:

Bank:	Custody account number:

Place, branch:	Account number:

I/we confirm that I/we am/are the beneficiary holder(s) of the tendered UBS share(s) and am/are entitled to accept the exchange offer subject to the offer restrictions as described in the U.S. offer prospectus.

I/we are aware that this declaration of acceptance and power of attorney remains in force even after loss of capacity, bankruptcy, official disappearance or death of the signatory/signatories. This declaration of acceptance and power of attorney is subject to substantive Swiss law.

For further information, see U.S. offer prospectus.

Place/date:	Signature(s):

This declaration must be forwarded to the custodian bank in accordance with its deadlines and instructions.

*)	The exchange of UBS shares is made within the framework of the present exchange offer during the (possibly extended) initial acceptance period and additional acceptance period without fees or charges.